                                                                    EXHIBIT 99.1

            PMC COMMERCIAL TRUST AND SUBSIDIARIES PRO FORMA CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

The PMC Commercial Trust ("PMCT") Unaudited Pro Forma Condensed Consolidated Balance Sheet as of June 30, 1998 and the Unaudited Pro Forma Condensed Consolidated Statements of Income for the six month period ended June 30, 1998 and for the year ended December 31, 1997 set forth in this Exhibit 99.1 give effect to the following transactions as described further below, assuming such transactions had occurred on June 30, 1998, January 1, 1998, and January 1, 1997, respectively: (i) the issuance of $66.1 million in fixed rate notes in a structured financing; and (ii) the purchase of 30 hotels from Amerihost Properties, Inc. and its subsidiaries ("Amerihost") for approximately $73 million.

Structured Financing

On June 23, 1998, PMCT completed a structured financing by transferring approximately $72 million in loans to an indirect-wholly owned subsidiary in exchange for $66.1 million in fixed rate notes bearing interest at 6.37%. As a requirement to the financing, PMCT established restricted cash of $4.2 million and capitalized approximately $600,000 of costs associated with the transaction.

Amerihost Transaction

On June 30, 1998, PMCT acquired 26 hotel properties for an approximate cost of $62.7 million (including approximately $500,000 in related costs) and is committed to acquire an additional four properties no later than June 1999 (for an additional cost of $10.8 million) for a total purchase price, exclusive of costs, of approximately $73 million. The acquisition was primarily funded from the proceeds of the structured financing ($61.3 million) described above and $12.4 million from PMCT's revolving credit facility and the assumption of debt associated with certain properties. Simultaneous with the execution of the purchase agreement, PMCT entered into an agreement in which the properties were leased back to AmeriHost Inns, Inc., a subsidiary of Amerihost Properties, Inc., for guaranteed lease payments of $6.2 million a year plus 2% of gross revenues generated by the properties which is to be held by the Company in escrow to be used for capital expenditures and furniture, fixtures and equipment improvements as required by the lease agreement. Upon acquisition of the remaining four properties, the guaranteed lease payments will increase to $7.3 million per year.


In management's opinion, all material adjustments necessary to reflect the effects of the foregoing transactions have been made. The following unaudited pro forma condensed consolidated statements of income are not necessarily indicative of what the actual results of operations of PMCT would have been had such transactions been completed as of the beginning of the period presented, nor do they purport to represent the results of operations for future periods.


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

                      PMC COMMERCIAL TRUST AND SUBSIDIARIES
                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                               AS OF JUNE 30, 1998
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                   (UNAUDITED)

                                                                                                       PMC
                                                              Historical                           Commercial
                                                                  PMC           Amerihost           Trust and
                                                              Commercial         Property           Amerihost
                                                                 Trust         Acquisition          Combined
                                                                 -----         -----------          --------
                     ASSETS
 INVESTMENTS:
   Loans receivable, net ..............................        $ 124,537         $   --             $ 124,537

   Cash equivalents and restricted
     investments ......................................            8,057             --                 8,057
                                                               ---------         --------           ---------
 Total Investments ....................................          132,594             --               132,594
                                                               ---------         --------           ---------
 PROPERTY, PLANT AND EQUIPMENT:
   Land ...............................................            6,900            1,196(a)            8,096
   Buildings ..........................................           51,106            8,907(a)           60,013
   Furniture, fixtures and equipment ..................            4,725              777(a)            5,502
                                                               ---------         --------           ---------
 Total property, plant and equipment ..................           62,731           10,880              73,611
                                                               ---------         --------           ---------

                                                                 195,325           10,880             206,205
                                                               ---------         --------           ---------
 OTHER ASSETS:
   Cash ...............................................               10             --                    10
   Receivables ........................................              716             --                   716
   Deferred borrowing costs, net ......................              813             --                   813
   Other assets, net ..................................              262             --                   262
                                                               ---------         --------           ---------

 TOTAL OTHER ASSETS ...................................            1,801             --                 1,801
                                                               ---------         --------           ---------

 TOTAL ASSETS .........................................        $ 197,126         $ 10,880           $ 208,006
                                                               =========         ========           =========

     LIABILITIES AND BENEFICIARIES' EQUITY
 LIABILITIES:
   Revolving credit facility and notes
     payable ..........................................        $  95,671         $ 10,880(a)        $ 106,551
   Other liabilities ..................................            8,293             --                 8,293
                                                               ---------         --------           ---------

 TOTAL LIABILITIES ....................................          103,964           10,880             114,844
                                                               ---------         --------           ---------
 Commitments and contingencies
 BENEFICIARIES' EQUITY:
   Common shares of beneficial interest;
     authorized 100,000,000 shares  of $0.01
     par value; 6,509,321 shares issued and
     outstanding at June 30, 1998 .....................               65             --                    65
   Additional paid-in capital .........................           93,938             --                93,938
   Cumulative net income ..............................           31,040             --                31,040
   Cumulative dividends ...............................          (31,881)            --               (31,881)
                                                               ---------         --------           ---------

 Total beneficiaries' equity ..........................           93,162             --                93,162
                                                               ---------         --------           ---------

 TOTAL LIABILITIES AND BENEFICIARIES' EQUITY ..........        $ 197,126         $ 10,880           $ 208,006
                                                               =========         ========           =========

 Shares outstanding ...................................            6,509             --                 6,509

 Net asset value per share ............................        $   14.31                            $   14.31





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                     PMC COMMERCIAL TRUST AND SUBSIDIARIES
                 NOTES TO PRO FORMA FINANCIAL STATEMENTS AS OF
                                 JUNE 30, 1998
                                  (UNAUDITED)

(a) Represents adjustments to reflect the purchase of the remaining four Amerihost properties for an aggregate cost of $10.9 million, which includes approximately $100,000 of costs associated with closing the transaction. Assumes the transaction was funded by $8.0 million in proceeds from fixed rate notes assumed by the Company and approximately $2.9 million in borrowings under the revolving credit facility. The remaining properties are expected to be acquired prior to June 1999.





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
                     PMC COMMERCIAL TRUST AND SUBSIDIARIES
               PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT
                     FOR THE SIX MONTHS ENDED JUNE 30, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                                                                  PMC
                                                            Historical                        Commercial
                                                                PMC          Amerihost         Trust and
                                                            Commercial        Property         Amerihost
                                                               Trust        Acquisition        Combined
                                                               -----        -----------        --------
REVENUES

Interest income .......................................        $6,582        $  --              $ 6,582
Rental income .........................................            17          3,833(a)           3,850

Other .................................................           578           --                  578
                                                               ------        -------            -------

            Total revenues ............................         7,177          3,833             11,010
                                                               ------        -------            -------

EXPENSES

Advisory and management fee  to affiliate..............           750            256(b)           1,006
Depreciation and amortization .........................          --            1,159(c)           1,159

General and administrative ............................           165           --                  165

Interest ..............................................           899          2,540(d)           3,439
                                                               ------        -------            -------

            Total expenses ............................         1,814          3,955              5,769
                                                               ------        -------            -------

Income before income tax ..............................         5,363           (122)             5,241
Income tax expense ....................................          --             --                 --
                                                               ------        -------            -------

NET INCOME ............................................        $5,363        $  (122)           $ 5,241
                                                               ======        =======            =======

EARNINGS PER SHARE:

     Basic and diluted ................................        $ 0.83        ($ 0.02)           $  0.81

WEIGHTED AVERAGE SHARES OUTSTANDING ...................         6,482          6,482              6,482





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
                     PMC COMMERCIAL TRUST AND SUBSIDIARIES
               PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                                                              PMC
                                                        Historical                        Commercial
                                                            PMC          Amerihost         Trust and
                                                        Commercial        Property         Amerihost
                                                           Trust        Acquisition        Combined
                                                           -----        -----------        --------
REVENUES

Interest income ..................................        $13,021        $  --              $13,021
Rental income ....................................           --            7,600(a)           7,600

Other ............................................            792           --                  792
                                                          -------        -------            -------

            Total revenues .......................         13,813          7,600             21,413
                                                          -------        -------            -------

EXPENSES

Advisory and  management fee  to affiliate........          1,449            511(b)           1,960
Depreciation and amortization ....................           --            2,318(c)           2,318

General and administrative .......................            249           --                  249

Interest .........................................          1,726          5,081(d)           6,807
                                                          -------        -------            -------

            Total expenses .......................          3,424          7,910             11,334
                                                          -------        -------            -------

NET INCOME .......................................        $10,389        $  (310)           $10,079
                                                          =======        =======            =======
EARNINGS PER SHARE:

     Basic and diluted ...........................        $  1.66        $ (0.05)           $  1.61

WEIGHTED AVERAGE SHARES OUTSTANDING ..............          6,242          6,242              6,242





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                     PMC COMMERCIAL TRUST AND SUBSIDIARIES
               PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

(a) Represents pro forma adjustments to rental income under the provisions of the lease agreement in which PMCT will earn $7.3 million per year ($1.825 million on a quarterly basis) plus 2% of gross revenues earned by the properties ($10.0 million and $14.8 million for the six months ended June 30, 1998, and the year ended December 31, 1997, respectively. As certain properties were not in operation for the entire period, lease revenue amounts for purposes of this pro forma financial statements presentation are not indicative of future operations. (See Certain Accounting Considerations on page 13 of this filing).

(b) Represents adjustments to reflect the management fee due to the investment manager according to terms of the Investment Management agreement. The management fee relating to this transaction is 0.7% of assets acquired of approximately $73 million or $511,000 for the year ended December 31, 1997 and $256,000 for the six month period ended June 30, 1998.

(c) Represents additional depreciation on the assets acquired. Depreciation is computed based on estimated useful lives (35 years for buildings and improvements and 7 years for furniture, fixtures and equipment) and residual values. These estimated useful lives are based on management's knowledge of the properties and the lodging industry in general.

(d) Represents adjustments to reflect the additional interest expense associated with the increased borrowings relating to the transaction as follows:

         (i)      $66.1 million of fixed rate notes at 6.37%;

         (ii)     $2.9 million from the revolving credit facility at 8%, and

         (iii) The assumption of approximately $8.0 million debt associated with certain properties at 8%.





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